Exhibit 99.1

MARIS-TECH LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026

U.S. DOLLARS

UNAUDITED

- - - - - - - - - - -

MARIS-TECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars

	June 30, 2026	December 31, 2025
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,363,403	$2,545,823
Trade receivables (net of allowance for credit loss of $907,299 and $886,420, as of June 30, 2026 and December 31, 2025, respectively)	1,298,210	588,949
Other current assets and prepaid expenses	556,844	267,019
Inventories	2,893,911	2,861,088

Total current assets	7,112,368	6,262,879

NON-CURRENT ASSETS:
Restricted deposits	51,633	47,271
Property, plant and equipment, net	271,459	313,772
Severance pay fund	204,376	224,306
Operating lease right-of-use assets	251,188	356,264

Total non-current assets	778,656	941,613

Total assets	$7,891,024	$7,204,492

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

MARIS-TECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars, except share and per share data

	June 30, 2026	December 31, 2025
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank credit	$2,002,195	$2,001,495
Trade payables	659,983	631,472
Other current liabilities	1,300,745	1,082,317
Current liabilities from related parties	245,565	270,619

Total current liabilities	4,208,488	3,985,903

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	72,216	155,330
Convertible promissory notes	-	1,958,304
Accrued severance pay	427,033	503,372

Total non-current liabilities	499,249	2,617,006

Total liabilities	4,707,737	6,602,909

SHAREHOLDERS’ EQUITY:
Ordinary Shares, no par value – Authorized: 100,000,000 shares at June 30, 2026 and December 31, 2025; Issued: 10,680,015 and 8,194,306 shares at June 30, 2026 and December 31, 2025, respectively; Outstanding: 10,559,300 and 8,073,591 shares at June 30, 2026 and December 31, 2025, respectively;	-	-
Treasury shares at cost (120,715 Ordinary Shares at June 30, 2026 and December 31, 2025)	(119,536)	(119,536)
Additional paid-in capital	23,664,744	18,266,456
Accumulated deficit	(20,361,921)	(17,545,337)

Total shareholders’ equity	3,183,287	601,583

Total liabilities and shareholders’ equity	$7,891,024	$7,204,492

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

MARIS-TECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars

	Six months ended June 30,
	2026	2025
	Unaudited

Revenues	$2,077,545	$707,021
Cost of revenues	1,283,732	706,037

Gross profit	793,813	984

Operating expenses:
Research and development, net	696,255	737,092
Sales and marketing	717,417	551,870
General and administrative	1,473,378	992,234

Total operating expenses	2,887,050	2,281,196

Loss from operations	(2,093,237)	(2,280,212)
Financial expenses, net	(723,347)	(108,082)

Net loss	$(2,816,584)	$(2,388,294)

Basic loss per share	$(0.29)	$(0.30)
Diluted loss per share	$(0.29)	$(0.30)

Weighted-average shares used to compute net loss per share:
Basic	9,586,201	7,999,615
Diluted	9,586,201	7,999,615

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

MARIS-TECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars, except share and per share data

	Number of Ordinary Shares issued	Treasury Shares	Share capital	Additional paid in capital	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2026	8,073,591	$(119,536)	$-	$18,266,456	$(17,545,337)	$601,583

Share-based compensation	-	-	-	63,703	-	63,703
Issuance of Ordinary Shares, net of issuance costs of $231,376	2,235,810	-	-	2,662,799	-	2,662,799
Conversion of convertible promissory notes	230,000	-	-	2,650,958	-	2,650,958
Exercise of options	19,899	-	-	20,828	-	20,828
Net loss	-	-	-	-	(2,816,584)	(2,816,584)

Balance as of June 30, 2026 (unaudited)	10,559,300	$(119,536)	$-	$23,664,744	$(20,361,921)	$3,183,287

	Number of Ordinary Shares issued	Treasury Shares	Share capital	Additional paid in capital	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2025	7,983,465	$(119,536)	$-	$18,070,599	$(12,136,015)	$5,815,048

Share-based compensation	-	-	-	81,963	-	81,963
Exercise of warrants	61,258	-	-	530	-	530
Exercise of options	2,000	-	-	1,972	-	1,972
Net loss	-	-	-		(2,388,294)	(2,388,294)

Balance as of June 30, 2025 (unaudited)	8,046,723	$(119,536)	$-	$18,155,064	$(14,524,309)	$3,511,219

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

MARIS-TECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Six months ended June 30,
	2026	2025
	Unaudited
Cash flows from operating activities:

Net loss	$(2,816,584)	$(2,388,294)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	57,131	57,533
Financial expense	14,366	11,233
Revaluation of convertible notes	692,654	-
Share-based compensation	63,703	81,963
Decrease (increase) in trade receivables, net	(709,261)	2,275,187
Decrease (increase) in other receivables and prepaid expenses	(193,364)	59,812
Increase in inventories	(32,823)	(126,009)
Decrease in severance pay deposit	19,930	-
Increase (decrease) in trade payables	28,511	(696,384)
Increase (decrease) in other current liabilities	214,057	(601,054)
Increase (decrease) in accrued severance pay	(76,339)	35,908

Net cash used in operating activities	(2,738,019)	(1,290,105)

Cash flows from investing activities:

Purchase of property, plant and equipment	(14,818)	(10,813)
Other	-	2,502

Net cash used in investing activities	(14,818)	(8,311)

Cash flows from financing activities:

Proceeds from exercise of warrants and options	20,828	-
Issuance of shares and warrants, net of issuance costs of $231,376	2,580,398	-
Proceeds from short-term bank credit line, net	-	1,990,655
Repayment of loan from a related party	(26,447)	(213,495)

Net cash provided by financing activities	2,574,779	1,777,160

Increase (decrease) in cash, cash equivalents and restricted deposit	(178,058)	478,744
Cash, cash equivalents and restricted deposit at the beginning of the period	2,593,094	2,335,232

Cash, cash equivalents and restricted deposits at the end of the period	$2,415,036	$2,813,976

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

MARIS-TECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Six months ended June 30,
	2026	2025
	Unaudited
Supplementary disclosure on cash flows:

Interest received	$6,121	$11,924

Interest paid	$78,712	$30,011

The following table provides a summary of cash, cash equivalents and restricted deposit that constitute the total amounts shown in the statements of cash flows:

	Six months ended June 30,
	2026	2025
	Unaudited

Cash and cash equivalents	$2,363,403	$2,769,901
Non-current restricted deposit	51,633	44,075

Cash, cash equivalents and restricted deposit	$2,415,036	$2,813,976

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 1:-	GENERAL

a.	Introduction:

Maris-Tech Ltd. (the “Company”) was incorporated in 2008, in Israel. The Company develops, designs, manufactures and markets high-end digital video and audio products and solutions, including artificial intelligence (“AI”) functionality, for the professional as well as the civilian and home security markets, defense and homeland security markets, which can be sold off the shelf or fully customized to meet customers’ requirements. The Company’s ordinary shares, no par value per share (the “Ordinary Shares”), and warrants issued in the Company’s initial public offering (“IPO”) are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MTEK” and “MTEKW”, respectively.

The Company operates in Israel and sells to customers in other countries, including the United States, Australia, United Kingdom, India and Switzerland.

During October 2024, the Company formed a wholly-owned subsidiary, Maris North America Inc. (“Maris North America”), under the laws of Delaware. As of June 30, 2026, and as of the date of the issuance of these consolidated financial statements, Maris North America has not commenced operations and has no material assets or liabilities. Accordingly, no revenues, expenses, assets, liabilities or cash flows attributable to Maris North America are reflected in the consolidated financial statements for the six months ended June 30, 2026.

b.	These financial statements have been prepared in a condensed format as of June 30, 2026 and for the six months then ended. These financial statements should be read in conjunction with the Company’s audited annual financial statements as of December 31, 2025 and for the year then ended and the accompanying notes.

c.	Liquidity and capital resources:

The Company has experienced negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through proceeds from sales of Ordinary Shares, warrants, bank loans and loans from related parties. As of June 30, 2026 and December 31, 2025, the Company had cash and cash equivalents of $2,363,403 and $2,545,823, respectively, an accumulated deficit of $20,361,921 and $17,545,337, respectively, and negative cash flow from operating activity of $2,738,019 and $1,290,105 for the six months ended June 30, 2026 and 2025, respectively.

The Company expects to continue to incur negative cash flows from operating activities for the foreseeable future. The Company’s ability to continue to operate is dependent upon its success in commercializing its product candidates and ability to raise additional funds to finance its activities. If the Company is unable to do so, it may be required to delay, reduce, or eliminate certain planned research and development programs. There is no assurance, however, that the Company will be successful in obtaining an adequate level of financing needed to continue to fund its operations in the long-term. Based on the Company’s current financial position, the Company believes that there is substantial doubt about its ability to fund its operations and satisfy its obligations for the next twelve months without obtaining additional financing, which raises substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern.

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2025, are applied consistently in these interim consolidated financial statements.

Recently Adopted Accounting Standards:

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This amendment introduces a practical expedient for the application of the current expected credit loss model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company adopted this guidance on January 1, 2026 on a prospective basis. The Company has elected the practical expedient provided by ASU 2025-05. Under this expedient, the Company assumes that economic conditions as of the balance sheet date remain unchanged for the remaining life of all current accounts receivable and current contract assets arising from transactions under Accounting Standards Codification (“ASC”) 606. The adoption did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted:

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of disaggregated information about certain expense captions presented in the statements of operations, as well as disclosure about selling expense. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) - Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. The Company is currently evaluating the effect of adopting the ASU on its condensed financial statement disclosures.

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements.

NOTE 3:–	UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2026, are not necessarily indicative of the results that may be expected for the year ended December 31, 2026.

Use of Estimates:

The preparation of the interim condensed consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4:– OTHER CURRENT LIABILITIES

	June 30, 2026	December 31, 2025
	Unaudited

Employees and related expenses	$924,653	$668,479
Provision for warranty	15,000	15,000
Expenses to pay	87,658	131,924
Current maturities of operating leases	209,560	203,096
Government authorities	63,874	63,818

	$1,300,745	$1,082,317

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 5:–	REVENUES

Disaggregation of revenue:

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the six months ended June 30, 2026 and 2025:

	Six months ended June 30,
	2026	2025
	Unaudited
Sales of products	$1,698,910	$707,021
Services and non-recurring engineering and proof of concept contracts	$378,635	-
	$2,077,545	$707,021

The following table summarizes revenue by region based on the shipping address of customers:

	Six months ended June 30,
	2026		2025
	Amount of revenues	Percentage of revenues	Amount of revenues	Percentage of revenues
	Unaudited

Israel	$1,480,693	71.3%	$491,432	69.5%
England	389,327	18.7%	195,589	27.7%
United States	207,525	10%	-	-
Rest of the world	-	-	20,000	2.8%

	$2,077,545	100%	$707,021	100%

NOTE 6:-	INVENTORY

	June 30, 2026	December 31, 2025
	Unaudited

Raw materials	$1,395,467	$1,608,888
In process and finished products	1,498,444	1,252,200

	$2,893,911	$2,861,088

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

Liens:

The Company’s long-term restricted deposits in the amount of $51,633 have been pledged as security in respect of guarantees granted to the Company’s landlords as part of the office lease agreements. Such deposits cannot be pledged to others or withdrawn without the consent of the lender.

NOTE 8:-	DEBT

a.	Credit line:

On March 26, 2025, the Company entered into a $4,000,000 credit line agreement (the “Credit Facility”) with United Mizrahi-Tefahot Bank Ltd. (the “Bank”), on customary commercial terms for similarly-sized companies. Drawings on the credit line will have a maturity date of up to three months. For borrowings with a maturity date exceeding one month (up to three months), the interest will be paid on a monthly basis. For borrowings with a shorter maturity date, the interest will be paid on the maturity date. The Credit Facility was initially in effect for a period of 12 months from the date of the agreement. On March 29, 2026, the Credit Facility was renewed in the amount of $2,000,000 for an additional one year term on substantially similar terms. The Credit Facility is secured by all of the assets of the Company. In addition, the Credit Facility includes certain customary information rights in favor of the Bank, restrictive covenants of the Company and of Maris North America Inc., and the agreement by two shareholders of the Company to certain subordination restrictions with respect to loans they have provided to the Company.

As of June 30, 2026, the Company drew $2,000,000 from the Credit Facility and was in compliance with all restrictive covenants. For the six months ended June 30, 2026, the Company recorded financial expenses of $85,095 related to the Credit Facility.

b.	Convertible promissory notes:

On November 25, 2025, the Company entered into Note Purchase Agreements with two institutional investors, pursuant to which, on November 25, 2025, the Company issued to the investors convertible promissory notes (the “Convertible Promissory Notes”) in the aggregate principal amount of $2,000,000. The Convertible Promissory Notes do not bear interest and are not repayable in cash.

Company’s obligations thereunder will be satisfied solely through the issuance of Ordinary Shares, upon conversion of the Convertible Promissory Notes in accordance with their terms.

Under one Convertible Promissory Note, in the principal amount of $1,500,000, up to $1,000,000 of the outstanding principal amount is convertible beginning six (6) months after the issuance date, and the remaining $500,000 is convertible beginning twelve (12) months after the issuance date. Under the other Convertible Promissory Note, in the principal amount of $500,000, the entire outstanding principal amount is convertible beginning twelve (12) months after the issuance date.

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 8:-	DEBT (Cont.)

The number of Ordinary Shares issuable upon any conversion of any outstanding principal amount under a Convertible Promissory Notes is determined by dividing the applicable conversion amount by the conversion price. The conversion price is equal to 70% of the lowest daily volume-weighted average price of the Ordinary Shares for the five (5) consecutive trading days immediately preceding the applicable conversion date; subject to a floor price equal to 20% of the closing trading price of the Ordinary Shares on the Nasdaq on the issuance date. No fractional Ordinary Shares will be issued upon conversion, and any fractional amount will be rounded up to the nearest whole ordinary share.

On the date that is twenty-four (24) months following the issuance date of the Convertible Promissory Notes, any then-outstanding principal amount under such Convertible Promissory Notes will automatically convert into Ordinary Shares in accordance with the conversion formula and the conversion price then in effect, without any action by the applicable Investor. If, due to the absence of required shareholder approval under applicable Israeli law (“Shareholder Approval”), the Company is not permitted to issue all Ordinary Shares otherwise issuable upon such automatic conversion, the 24-month period will be automatically extended until the earlier of (i) the date Shareholder Approval is obtained, or (ii) the date such issuance may occur without requiring Shareholder Approval.

As amended on January 26, 2026, conversions of the Convertible Promissory Notes (including any mandatory conversion) are subject to a beneficial ownership limitation of 4.99% of the Company’s outstanding Ordinary Shares. To the extent any conversion would result in an investor beneficially owning more than 4.99% of the outstanding Ordinary Shares following any conversion, the portion of the conversion amount that would otherwise exceed such limitation will be satisfied through the issuance of pre-funded warrants to purchase Ordinary Shares, rather than through the issuance of Ordinary Shares. The pre-funded warrants will be exercisable immediately upon issuance and until exercised in full and are subject to the same beneficial ownership limitations applicable to conversions of the Convertible Promissory Notes. The Convertible Promissory Notes also include a restriction prohibiting an investor from beneficially owning 44.99% or more of the outstanding Ordinary Shares without prior Shareholder Approval and a limitation on issuances in excess of the maximum number of Ordinary Shares the Company may issue without obtaining Shareholder Approval under applicable Israeli law.

On May 29, 2026, the Company and the holders of the Convertible Promissory Notes mutually agreed to accelerate the conversion date of the remaining $1,000,000 principal amount to May 29, 2026. The Convertible Promissory Notes have been converted in full. In connection with such conversions, as of the date of these financial statements, the Company has issued an aggregate of 230,000 Ordinary Shares, and pre-funded warrants to purchase up to 2,035,776 Ordinary Shares remain outstanding.

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 9:-	NET LOSS PER SHARE

The following table presents the computation of basic and diluted net loss per share:

	Six months ended June 30,
	2026	2025
	Unaudited
Basic net loss per Ordinary Share:
Numerator:
Allocation of undistributed earnings	$(2,816,584)	$(2,388,294)
Denominator:
Weighted average number of shares	9,586,201	7,999,615
Basic loss per share	$(0.29)	$(0.30)

Diluted net loss per Ordinary Share:
Numerator:
Allocation of undistributed earnings	$(2,816,584)	$(2,388,294)

Denominator:
Number of shares used in basic calculation	9,586,201	7,999,615
Effect of dilutive securities:
Weighted average effect of dilutive securities	-	-
Denominator for diluted earnings per share	9,586,201	7,999,615
Diluted loss per share	$(0.29)	$(0.30)

The total weighted average number of shares related to outstanding options that have been excluded from the computation of diluted net loss per share due to their antidilutive effect was 5,491,843 and 6,215,425 for the six months ended June 30, 2026 and 2025, respectively.

NOTE 10:-	EQUITY

a.	Share capital:

As of June 30, 2026, the Company’s share capital was composed of 10,680,015 Ordinary Shares issued and 10,559,300 Ordinary Shares outstanding.

b.	Treasury shares:

As of June 30, 2026, the Company held 120,715 Ordinary Shares in treasury.

c.	In March 2026, warrants to purchase up to 489,812 Ordinary Shares, originally issued in March 2021 to investors, expired unexercised in accordance with their terms and are no longer outstanding.

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 10:-	EQUITY (Cont.)

d.	Securities Purchase Agreement:

On March 6, 2026, the Company entered into a Securities Purchase Agreement with an institutional investor (the “March Purchaser”), pursuant to which the Company issued and sold, in a registered direct offering, on March 9, 2026, to the March Purchaser (the “March Offering”): (i) 882,825 Ordinary Shares, at an offering price of $1.24 per share; and (ii) pre-funded warrants to purchase up to 722,311 Ordinary Shares (the “March Pre-Funded Warrants”) at an offering price of $1.2399 per March Pre-Funded Warrant. The March Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the March Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). The gross proceeds from the March Offering were $2 million before deducting offering expenses payable by the Company. As of the date of these consolidated financial statements, the March Pre-Funded Warrants have been exercised in full into 722,311 Ordinary Shares.

e.	At-the-market offering program:

On March 30, 2026, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, up to $3,007,329 of Ordinary Shares. The Ordinary Shares will be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”), and the related base prospectus included in the Registration Statement, as supplemented by the prospectus supplement to the Registration Statement dated March 30, 2026. As of June 30, 2026 and the date of these financial statements, the Company has sold 630,674 Ordinary Shares under the Sales Agreement, , for a total consideration of $761,791 (net of $132,384 issuance costs), out of which $82,400 were received subsequent to the date of the report.

NOTE 11:-	SHARE-BASED COMPENSATION

On July 1, 2026, the Board of Directors of the Company (the “Board of Directors”) approved the Maris-Tech Ltd. Amended and Restated 2021 Equity Incentive Plan (the “Amended and Restated Plan”), which amended and restated the Maris-Tech Ltd. 2021 Share Option Plan, as amended, to, among other things, change the name of the plan, revise the share reserve provision to provide that the number of Ordinary Shares available for issuance under the Amended and Restated Plan shall be determined by resolution of the Board of Directors from time to time, and expand the types of equity awards available under the Amended and Restated Plan to include restricted shares and restricted share units and make certain related and administrative revisions. Pursuant to the provisions of the Amended and Restated Plan, on July 1, 2026, the Board of Directors approved an increase in the number of Ordinary Shares reserved for the issuance of awards under the Amended and Restated Plan from 800,000 shares as previously authorized under the Amended and Restated Plan to 2,300,000 shares.

Share-based compensation was recorded in the following items within the statements of operations:

	Six months ended June 30,
	2026	2025
	Unaudited

Cost of revenues	$5,434	$13,055
Research and development, net	7,662	20,813
Sales and marketing	2,737	11,207
General and administrative	47,870	36,888

Total expenses	$63,703	$81,963

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 11:-	SHARE-BASED COMPENSATION (Cont.)

A summary of the share option activity for the six months ended June 30, 2026 is as follows:

	Number of options	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding as of January 1, 2026	639,756	$1.15	2.53	$6,398

Exercise	19,899	1.05		$19,302
Forfeited	45,767	1.02

Options outstanding as of June 30, 2026	574,090	$1.16	2.08	$(103,926)

Options exercisable as of June 30, 2026	374,586	$1.04	1.76	$(20,881)

As of June 30, 2026, the Company had 199,504 unvested options. As of June 30, 2026, the unrecognized compensation cost related to all unvested options of $183,202 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 1.67 years.

NOTE 12:-	RELATED PARTY TRANSACTIONS

a.	Since the Company’s inception, Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, a former director of the Company, have provided loans to the Company in an aggregate amount of NIS 7,513,887 (approximately $2,282,364) (the “Shareholders Loan”). Following Mr. Gottlieb’s passing, his rights under the Shareholders Loan were transferred to his estate in accordance with applicable law. On May 9, 2021, the Company entered into a loan facility agreement (the “Loan Facility Agreement”), effective as of January 1, 2021, with Mr. Bar and Mr. Gottlieb.

On March 2, 2023, the Company entered into an amendment (the “Amendment”), to the Loan Facility Agreement, pursuant to which the Company (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to our availability of free cash (as defined in the Amendment) and (ii) clarified the total amount due to Mr. Gottlieb under the Loan Facility Agreement is NIS 1,020,347 (approximately $319,858). The Amendment was accounted for as a modification with no change to the book value of the Shareholders Loans. The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). As of June 30, 2026, the outstanding balance due under the Loan Facility Agreement was $232,340.

MARIS-TECH LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share and per share data

NOTE 12:-	RELATED PARTY TRANSACTIONS (Cont.)

b.	On March 3, 2021, the Company entered into a service agreement with a relative of the Company’s Chief Executive Officer and director (the “Service Provider”), pursuant to which the Service Provider provides the Company with mechanical design services as requested by the Company in exchange for hourly compensation of NIS195 (approximately $54). Effective February 2022, the hourly rate under the agreement was increased to NIS 350 (approximately $97). The amended terms of the Service Provider’s agreement were approved by the audit committee of the Board of Directors and the Board of Directors on March 14, 2024 and March 20, 2024, respectively, and were ratified by the Company’s shareholders at the Company’s 2024 annual general meeting of shareholders held on May 15, 2024. As of June 30, 2026, the Company recorded expenses of $67,095 related to the service agreement with the Service Provider.

c.	The Company occasionally purchases, at market prices, electronic components from Colint Ltd., a company owned by Joseph Gottlieb, a former director and former major shareholder of the Company (who passed away in April 5, 2025). No purchases were made from Colint Ltd. during 2025 and during the six months ended June 30, 2026. Following Mr. Gottlieb’s passing, the Company has not been informed of any change in the ownership of Colint Ltd., and the Company does not have information regarding whether Colint Ltd. continues to qualify as a related party under applicable accounting standards.

NOTE 13:-	SEGMENTS

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the Company’s Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information, that are supplemental to those disclosed in these financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on net loss as shown in the statements of operations. The CODM considers net loss in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the Company’s financial statements.

NOTE 14:-	SUBSEQUENT EVENTS

1.	On July 1, 2026, the Board of Directors approved the Amended and Restated Plan. For additional information, see Note 11.

2.	In July 2026, the compensation committee of the Boad of Directors and the Board of Directors approved and recommended that the Company’s shareholders approve a grant to a director of the Company, of options to purchase 7,500 Ordinary Shares under the Amended and Restated Plan, at an exercise price of $1.165 per share. The grant was approved by the Company’s shareholders on August 17, 2026. Fifty percent (50%) of the options will vest on the second anniversary following July 13, 2026, and the remaining options will vest in eight equal quarterly instalments thereafter, such that the options will be fully vested on July 12, 2030, subject to the director's continued service through each applicable vesting date. Any unvested options will fully vest upon the occurrence of a transaction, as defined in the Amended and Restated Plan.

3.	In August 2026, the Company granted to the Company’s research and development manager, options to purchase 50,000 Ordinary Shares under the Amended and Restated Plan, at an exercise price of $1.19 per share. Fifty percent (50%) of the options will vest on the second anniversary following August 11, 2026, and the remaining options will vest in eight equal quarterly instalments thereafter, such that the options will be fully vested on August 10, 2030, subject to the Company’s research and development manager continued service through each applicable vesting date.

4.	On July 7, 2026, the Board of Directors approved, and on August 17, 2026, the shareholders of the Company approved, grants of restricted share units (“RSUs”), under the Amended and Restated Plan, covering an aggregate of 1,259,507 Ordinary Shares to directors, employees and consultants, including 468,594 Ordinary Shares underlying RSUs granted to executive and non-executive directors and the Chairman of the Board of Directors. Each RSU represents the right to receive one Ordinary Share upon vesting, and no cash consideration was paid in connection with these grants.

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